McMoRan Exploration Co. 1615 Poydras Street New Orleans, LA 70112
November 22, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Tracey L. McNeil

Re:	McMoRan Exploration Co. Revised Schedule 14A Preliminary Proxy Statement Filed November 8, 2010 File No. 001-07791
Dear Ms. McNeil:
     On behalf of McMoRan Exploration Co. (“McMoRan,” the “Company” or “we”), we are submitting this letter in response to the comments received from the Securities and Exchange Commission’s staff (the “Staff”) by phone on November 19, 2010, in connection with the Company’s revised preliminary proxy statement filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2010, and our response letter dated November 19, 2010. We reproduced below our understanding of the Staff’s comments in italics, each of which is followed by our response. We will include the revised disclosures in our Schedule 14A Definitive Proxy Statement, which we intend to file with the Commission on or about November 23, 2010. Capitalized terms in the responses have the meanings set forth in our proxy statement unless otherwise indicated.
The Transactions, page 10
     Comment: Please revise your disclosure set forth in Response 2 of your November 19, 2010 letter to include (1) the names of the Special Committee members, (2) the number of potential investors that McMoRan’s Special Committee contacted, and (3) additional information about management’s efforts in pursuing financing alternatives.
     Response: In response to the Staff’s comment, we propose to revise this disclosure to read as follows (revisions from our November 19, 2010 letter are marked to show changes):

Securities and Exchange Commission
November 22, 2010

On September 19, 2010, we entered into an Agreement and Plan of Merger with PXP pursuant to which we agreed to acquire PXP’s shallow water Gulf of Mexico shelf assets for a combination of 51 million shares of our common stock and $75 million in cash, as may be adjusted, pursuant to the Merger Agreement. Upon concurrent completion of the Acquisition, we will also complete the private placement of $900 million in convertible securities, comprised of $200 million of 7-year 4% Convertible Senior Notes, which will be sold to the Institutional Investors, and $700 million of 5 3/4% Convertible Perpetual Preferred Stock, of which $500 million of one series will be sold to FCX and $200 million of another series will be sold to the Institutional Investors. For more information see “Proposal No. 1 — Background of the Acquisition.”
The financing transactions with FCX and the Institutional Investors were entered to fund our exploration and development program, including funding of the development of the PXP properties being acquired. During the first half of 2010, we began to evaluate, consider and pursue potential financing alternatives, including contacting potential third party investors. Because of the size of McMoRan’s financing requirements, McMoRan’s management, after discussions with investment banking firms, concluded that traditional equity and equity-linked financing in the public markets was not available on acceptable terms. In order to expand our evaluation of all potential financing alternatives, McMoRan’s board determined that a potential investment by FCX should also be considered along with continuing to pursue other financing alternatives that may be available to McMoRan. Because six members of the McMoRan board also serve on FCX’s board of directors, our board authorized a special committee of independent directors, A. Peyton Bush, III and William P. Carmichael, to consider and evaluate a potential financing transaction with FCX. As part of its process, representatives of McMoRan’s special committee also contacted four potential third party investors, but the potential investors were not interested in engaging in a financing transaction with McMoRan at that time on terms and structure that the McMoRan special committee considered acceptable. During this period, McMoRan’s management also continued to pursue financing from third parties, including the Institutional Investors. ~~In reviewing~~ McMoRan’s management informed the special committee of these discussions and the proposed financial terms of potential financing alternatives, including the transaction with Institutional Investors and other transactions that did not materialize. In negotiating the terms of the potential financing transaction with FCX, McMoRan’s special committee ~~also reviewed~~considered the proposed financing terms of the transaction with the Institutional Investors negotiated by management, recognizing that the Institutional Investors were unaffiliated with McMoRan. The terms of the FCX transaction were approved by a special committee of independent directors of the McMoRan board, following negotiations with a special committee of independent directors of the FCX board. For more information regarding the McMoRan special committee’s evaluation, negotiation and approval of the terms of the transaction with FCX, please see “The Transactions — Transaction with FCX — Special Committee of Independent Directors” and “Proposal No. 2 — Background of the Transaction with FCX.”

Securities and Exchange Commission
November 22, 2010

The following are descriptions of the Acquisition, the Institutional Private Placements and the transaction with FCX, including a summary of the material terms of the agreements entered into in connection with the transactions.
Background of the Acquisition, page 23
     Comment: Please revise your disclosure set forth in Response 3 of your November 19, 2010 letter to clarify the role of Hanover Advisors LLC.
     Response: In response to the Staff’s comment, we propose to revise this disclosure to read as follows (revisions from our November 19, 2010 letter are marked to show changes):
On June 15, 2010, the Chairman of PXP and the Co-Chairman, President and Chief Executive Officer of McMoRan met at PXP’s office in Houston to further discuss a potential combination of PXP’s Gulf of Mexico assets with McMoRan’s assets. On June 21, we entered into a confidentiality agreement with PXP. On June 22, 2010, ~~McMoRan’s advisor,~~ Hanover Advisors LLC, a ~~financial~~ consulting firm specializing in oil and gas (“Hanover”), discussed with the Chairman of PXP potential structures and valuations for combining PXP’s offshore assets with McMoRan’s assets. McMoRan retained Hanover to lead the negotiation of the transaction under the direction of McMoRan’s management. ~~McMoRan retained Hanover to act as its financial advisor in connection with the Acquisition because of its qualifications, reputation and expertise with respect to the oil and gas industry. McMoRan believed that Hanover’s oil and gas expertise qualified Hanover to provide financial consulting services to McMoRan in connection with the proposed Acquisition.~~ Hanover had not been engaged by McMoRan during the preceding two years. Hanover did not provide a report, opinion or appraisal materially relating to the Acquisition.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page B-1
     Comment: Comment 5 in the letter from the Staff to McMoRan dated November 18, 2010 is reissued.
     Response: In response to the Staff’s comment, we will remove from the pro forma financial statements the adjustments described in footnotes (e) and (f).

Securities and Exchange Commission
November 22, 2010

     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,
/s/ Douglas N. Currault II
Douglas N. Currault II
Assistant General Counsel & Assistant Secretary

cc:	James R. Moffett Richard C. Adkerson John G. Amato Nancy D. Parmelee Kathleen L. Quirk